Exhibit 21.1

LIST OF SUBSIDIARIES

DARKPULSE, INC.

DarkPulse, Inc., a Delaware corporation, has the following subsidiaries:

1.	DarkPulse Technologies Inc., a New Brunswick corporation (“DTI”) (wholly-owned).
2.	DTI owns 100% of DarkPulse Technology Holdings Inc., a New York corporation.
3.	DTI owns a controlling interest in DarkPulse Technologies International Inc., a New York corporation.
4.	DTI owns 37.572% of the shares of common stock of DarkPulse Technologies International Inc., a Delaware corporation (“DTII”), and 100% of the issued shares of Series A Preferred Stock of DTII.
5.	DTI owns 60% of DarkPulse BVTK, LLC, a Virginia limited liability company.